21001781

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51513

SEC Mail Processing Section
MAR 0 2021
Washington DC
406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Support Services Financial Advisors, Inc. dba CHA Financial Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7335 E. Orchard Road, Suite 200
(No. and Street)

Greenwood Village (City) Colorado (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Scott 720-330-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JDS Professional Group
(Name – *if individual, state last, first, middle name*)

100303 E. Dry Creek Road, Suite 400 (Address) Englewood (City) Colorado (State) 80112 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Support Services Financial Advisors, Inc. dba CHA Financial Advisors, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] 2-24-21
Signature

President
Title

WHITNEY B. BARTELS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20094031406
MY COMMISSION EXPIRES OCTOBER 26, 2021

[signature]
Notary Public 2/24/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.

Statements of Financial Condition and
Report of Independent Registered Accounting Firm

December 31, 2020 and 2019

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
December 31, 2020 and 2019

Contents

JDS professional group
certified public accountants, consultants and advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Support Services Financial Advisors, Inc., dba CHA Financial Advisors, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SSFA as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SSFA's management. Our responsibility is to express an opinion on SSFA's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SSFA in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

JDS Professional Group

We have served as SSFA's auditor since 2018.

Englewood, Colorado
February 22, 2021

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Statements of Financial Condition
December 31, 2020 and 2019

	2020	2019
Assets		
Cash and cash equivalents	$ 106,994	$ 23,037
Trade accounts receivable	43,382	76,047
Prepaid expenses	8,986	11,694
Deferred tax asset	2,935	2,935
Total assets	$ 162,297	$ 113,713
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$ 575	$ 2,532
Payable to related parties	2,194	10,123
Accrued expenses	21,839	27,573
Total liabilities	24,608	40,228
Stockholder's Equity		
Common stock	5,000	5,000
Paid-in capital	81,893	81,893
Retained earnings	50,796	(13,408)
Total stockholder's equity	137,689	73,485
Total liabilities and stockholder's equity	$ 162,297	$ 113,713

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc. (SSFA) is a Colorado Corporation that primarily markets and services retirement programs to health care providers. SSFA is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). SSFA operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSFA is a wholly-owned subsidiary of Support Services, Inc. dba CHA Shared Services, Inc. (SSI) which is a subsidiary of the Colorado Hospital Association (CHA), a non-profit organization.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Basis of Accounting

The financial statements of SSFA have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statements of cash flows, SSFA considers demand deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents. At December 31, 2020 and 2019 there were no cash equivalents.

Allowance for Doubtful Accounts

SSFA believes that its accounts receivable, recorded at fair value, are fully collectible. Its policy for charging off accounts receivable is when future payments thereon are determined to be improbable.

Accrued Expenses

Accrued expenses include vacation that SSFA's employees have earned but not yet taken as of year-end.

Fair Value Measurements

The carrying amount reported in the statements of financial condition for cash and cash equivalents, trade accounts receivable, prepaid expenses, accounts payable, payable to related parties, and accrued expenses, approximate fair value because of the immediate or short-term maturities of these financial instruments.

Income Taxes

SSFA follows *Accounting for Uncertainty in Income Taxes*, which requires SSFA to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. During the years ended December 31, 2020 and 2019, SSFA's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition or which may have an effect on its tax-exempt status.

SSFA's parent company, SSI, uses the asset and liability method as identified in the *Accounting for Income Taxes* accounting standard.

SSFA is no longer subject to U.S. federal tax audits on its Form 1120 by taxing authorities for fiscal years through 2017. SSFA is no longer subject to tax audits on its Colorado Form 112 by taxing authorities for fiscal years through 2016. The years subsequent to these years contain matters that could be subject to differing interpretations of applicable tax laws and regulations. Although the outcome of tax audits is uncertain, SSFA believes no issues would arise.

Revenue Recognition

<u>Significant Judgments</u>

Revenue from contracts with customers includes commissions on the brokerage of insurance products, advisory fees to retirement plans and marketing services provided to its Premier Partners. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

SSFA brokers various insurance products for members of CHA through contracts with insurance companies and sub-brokerage contracts with other insurance brokers. Commissions payments are received periodically based on the terms of the contract. SSFA has identified a single performance obligation which is distinct within the context of the contract. The performance obligation is considered to be satisfied at a point in time when the insurance policy is sold. Any fixed amounts are recognized on the date the insurance policy is sold and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, commission payments are based on premium payments by the policy holders. Although compensation rates are fixed and payment terms are identifiable, subsequent commission payments are considered to be variable consideration, which is deemed to be constrained due to SSFA's inability to reasonably predict a policy holder's decision to keep policies in place. Substantially all of the commissions recognized in the current period are related to performance obligations that have been satisfied in prior periods.

Investment Advisory Services

SSFA provides investment advisory services to retirement plans established by CHA members through a sub-advisory agreement with unrelated registered investment advisors or other broker-dealers. Fees are received periodically based on the terms of the sub-advisory contracts. SSFA has identified a single performance obligation which is distinct within the context of the contract. The performance obligation is considered to be satisfied at a point in time when the investment product is sold. Any fixed amounts are recognized on the date the investment product is sold and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, sub-advisory fee payments are based assets under management. Although compensation rates are fixed and payment terms are identifiable, subsequent sub-advisory fee payments are considered to be variable consideration, which is deemed to be constrained due to SSFA's inability to reasonably predict the market values of the investments and the investor activities. Substantially all of the investment advisory fees recognized in the current period are related to performance obligations that have been satisfied in prior periods.

Premier Partners

SSFA has a marketing contract with a Premier Partner. Premier Partner fees are received annually at the beginning of the term of the contract or monthly over the contract term. The consideration within the contract is fixed and there is no variable consideration. SSFA has identified multiple performance obligations which are distinct within the context of the contract. The Premier Partner fee is deferred when received and allocated to the specific performance obligations within the contract based upon stand-alone selling prices for the services provided. SSFA recognizes revenue at a point in time when the separately identifiable performance obligation is satisfied. None of the Premier Partner fees recognized in the current period are related to performance obligations from prior periods. Additionally, at December 31, 2020 and 2019 there are no unsatisfied performance obligations.

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Subsequent Events

SSFA has performed an evaluation of subsequent events through February 22, 2021, which is the date the financial statements were issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

Recent pronouncements

Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. SSFA adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on SSFA's financial statements for the year ended December 31, 2020.

Note 2: Common Stock

Of its 100,000 authorized shares of $5 par, common stock, 1,000 shares are issued, outstanding and owned by SSI.

Note 3: Net Capital Requirements

SSFA is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2020 and 2019, SSFA had net capital of $120,158 and $45,945, respectively, which was $115,158 and $40,945, respectively, in excess of its required net capital of $5,000. SSFA's net capital ratio was 0.20 and 0.88 to 1, as of December 31, 2020 and 2019, respectively.

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Note 4: Deferred Tax Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of SSFA's deferred tax assets as of December 31, 2020 and 2019, are as follows:

	2020	2019
Accrued compensation	$ 2,935	$ 2,935

Significant components of income tax expense are as follows:

	2020	2019
Current		
Federal	$ 51,693	$ 34,578
State	11,950	7,994
Total current	63,643	42,572
Deferred		
Federal	-	574
Total deferred	-	574
Total income tax expense	$ 63,643	$ 43,146

Note 5: Concentrations and Credit Risk

During the years ended December 31, 2020 and 2019, SSFA received 94% and 95%, respectively, of its commissions from three companies.

	2020	2019
Company A	62%	61%
Company B	14%	16%
Company C	18%	18%
	94%	95%

SSFA's cash demand deposits are held at one financial institution at which deposits are insured up to $250,000 per institution by the FDIC. As of December 31, 2020 and 2019, SSFA's deposits did not exceed this amount.

As a result of the spread of the SARS-CoV-2 virus and the incidence of COVID-19, economic uncertainties have arisen which may negatively affect the financial position, results of operations and cash flows of SSFA. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Note 6: Related-party Transactions

SSFA is a wholly-owned subsidiary of SSI. On July 1, 2003, SSFA and SSI entered into an Assumption and Assignment Agreement under which SSI agreed to contribute all of the assets and SSFA agreed to assume all liabilities and obligations in continuing the broker-dealer and regulated insurance business (business). The business is operated by SSFA in substantially the same manner as was conducted by SSI. In order to realize economies of scale, on July 1, 2003, SSFA and SSI entered into an Expense Sharing Agreement whereby SSI is to provide SSFA administrative, marketing, management and technical services, as well as office space and equipment. SSFA does not have personnel but reimburses CHA as a contractor for actual personnel costs incurred by CHA on behalf of SSFA. Direct costs are either paid directly by SSFA or by reimbursement through SSI. During the years ended December 31, 2020 and 2019, SSFA paid CHA and SSI $393,639 and $338,704 under this arrangement, respectively. As of December 31, 2020 and 2019, amounts payable to CHA and SSI under this arrangement were $2,194 and $10,123, respectively. In addition, during the years ended December 31, 2020 and 2019, SSFA paid dividends to SSI in the amounts of $130,000 and $140,000, respectively.